         THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS _32_

                                  FORM 6 - K
                                  ----------

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                           Report of Foreign Issuer

                 Pursuant to Rule 13a - 16 or 15d - 16 of the
                        Securities Exchange Act of 1934

                        For the month of November 2000

                NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)
                -----------------------------------------------
                  (Translation of Registrant's into English)

                                EDIFICIO CANTV
                              AVENIDA LIBERTADOR
                              CARACAS, VENEZUELA
                              ------------------
                   (Address of Principal Executive Offices)

       Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F    X      Form 40-F  ____
                                 -----

       Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

                      Yes  ____           No    X
                                              -----

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _______________

       This report consists of an English translation of the original Spanish language version of a Venezuelan filing of the unaudited financial statements of Compania Anonima Nacional Telefonos de Venezuela (CANTV) as of and for the period ended on September 30, 2000, prepared according to Venezuelan GAAP, which differ in certain important respects from US GAAP, as filed with the Venezuela National Commission on Securities on November 2, 2000.

                                   SIGNATURE

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    COMPANIA ANONIMA NACIONAL
                                    TELEFONOS DE VENEZUELA, (CANTV)



                                    By: /S/ ARMANDO YANES
                                        -----------------
                                        Armando Yanes
                                        Chief Financial Officer


Date: November 15, 2000

                              ENGLISH TRANSLATION
                              -------------------

Caracas, November 2, 2000

Sirs
Comision Nacional de Valores
Present.-

                                                      Attention: Dra. Aida Lamus
                                                                       President

Dear Dra. Lamus,

In accordance with the requirements of the "Periodic or Occasional Information Reporting Norms to Be Submitted by Individuals Regulated by the Venezuelan National Commission on Securities" ("Normas Relativas a la Informacion Periodica u Ocasional que Deben Suministrar las Personas Sometidas al Control de la Comision Nacional de Valores"), attached please find the unaudited Financial Statements as of and for the period ended September 30, 2000.

I will make myself available should you need any clarification or additional information.

Sincerely yours,

/S/ SCARLETT ALVAREZ
--------------------
Scarlett Alvarez.
Investor Relations Manager

               COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA
                           (CANTV) AND SUBSIDIARIES

                       CONSOLIDATED FINANCIAL STATEMENTS
              AS OF SEPTEMBER  30, 2000 AND DECEMBER 31, 1999 AND
             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999

      (Translation of financial statements originally issued in Spanish)

   COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES
   -------------------------------------------------------------------------

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     -------------------------------------
          FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2000 AND 1999
         ------------------------------------------------------------
    (Adjusted for inflation and expressed in millions of constant bolivars as of September 30, 2000, except per share and per ADS amount)

                                                                               2000                   1999
                                                                        -------------           ------------
OPERATING REVENUES:
  Local and domestic long distance usage                                      456,617                450,683
  Basic rent                                                                  240,399                273,051
  Public telephones                                                            76,913                 87,084
                                                                        -------------           ------------
      Local and domestic long distance                                        773,929                810,818

  International long distance                                                  75,399                113,381
  Net settlements                                                              22,111                 22,971
                                                                        -------------           ------------
      International long distance                                              97,510                136,352

  Other wireline-related services                                              99,927                122,501
                                                                        -------------           ------------
      Total wireline services                                                 971,366              1,069,671

  Wireless services                                                           340,939                321,545
  Other                                                                        32,782                 33,403
                                                                        -------------           ------------
      Total operating revenues                                              1,345,087              1,424,619
                                                                        -------------           ------------

OPERATING EXPENSES:
 Operations, maintenance, repairs and administrative                          680,109                715,830
 Depreciation and amortization                                                476,641                476,182
 Concession and other taxes                                                   102,710                105,353
                                                                        -------------           ------------
      Total operating expenses                                              1,259,460              1,297,365
                                                                        -------------           ------------

      Operating income                                                         85,627                127,254
                                                                        -------------           ------------

OTHER (EXPENSE) INCOMES, NET:
 Financing cost, net                                                          (29,051)               (28,507)
 Other (expense) incomes, net                                                  (5,933)                     9
                                                                        -------------           ------------
      Total other (expense) incomes, net                                      (34,984)               (28,498)
                                                                        -------------           ------------

      Income before income tax                                                 50,643                 98.756

INCOME TAX                                                                     20,389                 19,276
                                                                        -------------           ------------
      Net income                                                               30,254                 79,480
                                                                        =============           ============

EARNINGS PER SHARE                                                                 31                     79
                                                                        =============           ============

EARNINGS PER ADS (BASED ON 7 SHARES PER ADS)                                      220                    556
                                                                        =============           ============

Average shares outstanding (in millions)                                          961                  1,000
                                                                        =============           ============

 The accompanying notes are an integral part of these consolidated statements.

      (Translation of financial statements originally issued in Spanish)

   COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES
   -------------------------------------------------------------------------

  CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2000 AND DECEMBER 31, 1999
  ---------------------------------------------------------------------------
 (Adjusted for inflation and expressed in millions of constant bolivars as of
                              September 30, 2000)

                                                                                   September 30,         December 31,
                                                                                       2000                  1999
                                                                                       ----                  ----
                                    ASSETS
                                    ------
CURRENT ASSETS:
---------------
 Cash and temporary investments                                                      521,141                357,404
 Accounts receivable, net                                                            387,995                449,424
 Accounts receivable from Venezuelan Government entities                             141,349                134,079
 Inventories and supplies, net                                                        36,831                 48,010
 Other current assets                                                                 12,122                 13,714
                                                                                ------------            ------------
       Total current assets                                                        1,099,438               1,002,631

Property, plant and equipment, net                                                 3,182,151               3,447,742
Cellular concession, net                                                              93,712                  95,932
Other assets                                                                         209,567                 248,804
                                                                                ------------            ------------
       Total assets                                                                4,584,868               4,795,109
                                                                                ============            ============

                     LIABILITIES AND STOCKHOLDERS' EQUITY
                     ------------------------------------

CURRENT LIABILITIES:
--------------------
 Short-term debt                                                                      64,300                  59,206
 Accounts payable                                                                    286,857                 289,085
 Employee severance benefits, net                                                     11,748                   9,791
 Accrued employee benefits                                                            87,968                  37,254
 Other current liabilities                                                           203,722                 206,298
                                                                                ------------            ------------
       Total current liabilities                                                     654,595                 601,634

LONG-TERM LIABILITIES:
----------------------
  Long-term debt                                                                     334,595                 377,882
  Pension and postretirement benefit obligations                                     381,625                 362,100
                                                                                ------------            ------------
       Total liabilities                                                           1,370,815               1,341,616

STOCKHOLDERS' EQUITY                                                               3,214,053               3,453,493
--------------------                                                            ------------            ------------
       Total liabilities and stockholders' equity                                  4,584,868               4,795,109
                                                                                ============            ============

 The accompanying notes are an integral part of these consolidated statements.

      (Translation of financial statements originally issued in Spanish) COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES
   -------------------------------------------------------------------------

          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
          -----------------------------------------------------------
          FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND THE YEAR
          ---------------------------------------------------------
                            ENDED DECEMBER 31, 1999
                            -----------------------
    (Adjusted for inflation and expressed in millions of constant bolivars as of September 30, 2000)

                                                 Capital Stock
                                    ------------------------------------

                                                                               Additional
                                    Historical     Inflation                     Paid-in        Retained         Legal
                                       Cost       Adjustment      Total          Capital        Earnings        Reserve
                                    ---------     ----------     -------       ----------      ----------      ---------
Balance as of December 31, 1998        36,902     1,384,708     1,421,610        17,679         2,095,481       142,162
   Accumulated postretirement
       benefits obligation                 --            --            --            --          (170,300)           --
   Net income                              --            --            --            --            98,681            --
   Dividends declared                      --            --            --            --           (69,035)           --
   Extraordinary dividends
     declared                              --            --            --            --          (110,623)           --
   Repurchased shares                      --            --            --            --            (1,246)           --
   Change in cumulative
     translation adjustment                --            --            --            --                --            --
                                   ----------    ----------    ----------    ----------        ----------    ----------

Balance as of December 31, 1999        36,902     1,384,708     1,421,610        17,679         1,842,958       142,162
   Net income                              --            --            --            --            30,254            --
   Dividends declared                      --            --            --            --           (62,548)           --
   Repurchased shares                      --            --            --            --          (105,415)           --
   Capital stock reduction             (1,320)      (48,931)      (50,251)           --                --            --
   Change in cumulative
     translation adjustment                --            --            --            --                --            --
                                   ----------    ----------    ----------    ----------        ----------    ----------

Balance as of September 30, 2000       35,582     1,335,777     1,371,359        17,679         1,705,249       142,162
                                   ==========    ==========    ==========    ==========        ==========    ==========

                                                Treasury         Cumulative          Total
                                                Capital         Translation       Stockholders'
                                                 Stock           Adjustment          Equity
                                              -----------      --------------   ----------------
Balance as of December 31, 1998                      --             28,423         3,705,355
   Accumulated postretirement
       benefits obligation                           --                 --          (170,300)
   Net income                                        --                 --            98,681
   Dividends declared                                --                 --           (69,035)
   Extraordinary dividends
     declared                                        --                 --          (110,623)
   Repurchased shares                            (1,719)                --            (2,965)
   Change in cumulative
     translation adjustment                          --              2,380             2,380
                                             ----------            -------        ----------

Balance as of December 31, 1999                  (1,719)            30,803         3,453,493
   Net income                                        --                 --            30,254
   Dividends declared                                --                 --           (62,548)
   Repurchased shares                          (103,125)                --          (208,540)
   Capital stock reduction                       50,251                 --                --
   Change in cumulative
     translation adjustment                          --              1,394             1,394
                                             ----------            -------        ----------

Balance as of September 30, 2000                (54,593)            32,197         3,214,053
                                             ==========            =======        ==========

 The accompanying notes are an integral part of these consolidated statements.

      (Translation of financial statements originally issued in Spanish)

  COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES
  -------------------------------------------------------------------------

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     -------------------------------------
         FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2000 AND 1999
         -----------------------------------------------------------
 (Adjusted for inflation and expressed in millions of constant bolivars as of
                              September 30, 2000)


                                                                                             2000        1999
                                                                                          ----------   ----------
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
  Net income                                                                                 30,254       79,480
  Adjustments to reconcile net income to net cash provided by operating activities:
   Loss (gain) from net monetary position                                                    11,146         (872)
   Exchange loss, net                                                                         6,492       26,961
   Depreciation and amortization                                                            476,641      476,182
   Provision for doubtful accounts                                                           54,500       89,563
  Changes in current assets and liabilities:
   Accounts receivable, net                                                                 (35,374)    (139,088)
   Accounts receivable from Venezuelan Government entities                                  (21,085)     (41,355)
   Inventories and supplies, net                                                             10,322       25,556
   Other current assets                                                                       1,071        5,216
   Accounts payable                                                                          39,993       79,256
   Employee severance benefits, net                                                          59,565       51,695
   Other current liabilities                                                                 (1,728)         489
                                                                                          ----------   ----------
                                                                                            631,797      653,083
  Changes in non current assets and liabilities:
   Other assets                                                                               6,710      (12,689)
   Pension and postretirement benefit obligations                                            19,525       35,676
                                                                                          ----------   ----------
          Net cash provided by operating activities                                         658,032      676,070
                                                                                          ----------   ----------

CASH FLOWS USED IN INVESTING ACTIVITIES:
  Capital expenditures, net of disposals                                                   (177,705)    (204,380)
                                                                                          ----------   ----------
          Net cash used in investing activities                                            (177,705)    (204,380)
                                                                                          ----------   ----------

CASH FLOWS USED IN FINANCING ACTIVITIES:
                                                                                             29,709            -
  Payments of debt                                                                          (47,196)     (34,847)
  Dividend payments                                                                         (62,548)     (69,035)
  Share repurchase                                                                         (208,540)           -
                                                                                          ----------   ----------
          Net cash used in financing activities                                            (288,575)    (103,882)
                                                                                          ----------   ----------

 Increase in cash and temporary investments before loss in purchasing power of
  cash and temporary investments                                                            191,752      367,808

LOSS IN PURCHASING POWER OF CASH AND TEMPORARY
   INVESTMENTS:                                                                             (28,015)     (42,698)
                                                                                          ----------   ----------
      Increase in cash and temporary investments                                            163,737      325,110

CASH AND TEMPORARY INVESTMENTS:
  Beginning of period                                                                       357,404      151,514
                                                                                          ----------   ----------
  End of period                                                                             521,141      476,624
                                                                                          ==========   ==========

SUPPLEMENTAL INFORMATION:
  Cash paid during the period for:
  Interest                                                                                   30,715       34,344
                                                                                          ==========   ==========

  Taxes                                                                                     107,280       92,723
                                                                                          ==========   ==========


 The accompanying notes are an integral part of these consolidated statements.

      (Translation of financial statements originally issued in Spanish)

           COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV)
           --------------------------------------------------------
                               AND SUBSIDIARIES
                               ----------------

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                ----------------------------------------------
   (Amounts are adjusted for inflation and expressed in millions of constant bolivars as of September 30, 2000, unless otherwise indicated)


1.  EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH:
    -----------------------------------------------

The consolidated financial statements were originally issued in Spanish and translated into English.

2.  COMPANY BACKGROUND AND CONCESSION AGREEMENT:
    --------------------------------------------

Compania Anonima Nacional Telefonos de Venezuela (CANTV or the Company) subscribed in 1991, a Concession Agreement (the Concession) with the Government of Venezuela (the Government) to provide national and international telecommunications services, including fixed switched telephone services, private networks, data, public telephone, rural and telex services; for the purpose of guarantying high quality service, improving the supply, modernizing and expansion of the local network, introducing progressive rate rebalancing and establishing a framework for the introduction of competition.

CANTV is the primary provider of telecommunications services in Venezuela and substantially all of its operating income is derived from Venezuela domiciled customers and from settlements with foreign carriers for calls completed in Venezuela.

The Company is the proprietor of the only basic telecommunications network with nationwide coverage, through which it provides not only national and international fixed switched telephone service but also private networks, data, public telephone, rural and telex services. In addition, through its subsidiaries, the Company provides other telecommunications-related services including wireless communications, internet access and telephone directories.

Significant terms of the Concession are as follows:
---------------------------------------------------

a. The Concession provides that the company is to be the exclusive provider of the basic services of telecommunications, on an exclusive basis, with certain exceptions, until November 27, 2000 and after this date compete with other Companies to provide these services.

b. The Concession is for 35 years, from November 27, 1991 through 2026. Such duration can be extended for an additional period of 20 years subject to the approval by the Ministry of Infrastructure, formerly the Ministry of Transportation and Communications (the Ministry), upon notice by CANTV five years in advance of the agreement termination. This extension is subjected to the satisfactory performance by the Company of its obligations under the Concession.

c. Under The Concession, the Company is required to pay a total of 5.5% of services billed annually to the Government for Telecommunications tax and concession rights. Such amount is included in the accompanying consolidated statements of operations as Concession and other taxes.

d. The Concession specifies various penalties which may be imposed on the Company for negligent or intentional violation of Concession provisions, including a fine of up to 1% of services billed and/or revocation and termination of the Concession. Penalties assessed against the Company through September 30, 2000, have not been material.

3.  SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES AND POLICIES:
    ----------------------------------------------------------

a.  Basis of presentation
    ---------------------

The consolidated financial statements have been prepared in accordance with Venezuelan generally accepted accounting principles (Venezuelan GAAP).

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

b.  Adjustment for inflation
    ------------------------

The Company's consolidated financial statements are expressed on a constant bolivar basis as of September 30, 2000, in accordance with the Venezuelan Statement of Accounting Principles Number 10 "Standards for the Preparation of Financial Statements Adjusted for Inflation" (DPC 10) and its amendments issued by the Venezuelan Federation of Public Accountants.

The amounts disclosed in the consolidated financial statements have been adjusted to reflect the bolivar's purchasing power at September 30, 2000, based on the Consumer Price Index (CPI) for the metropolitan area of Caracas as published by the Central Bank of Venezuela (BCV). Until December 31, 1999, the base year utilized to calculate the relative change in the CPI was 1984 effective January 2000, based on international recommendations, the Company changed the base year to 1997 in order to improve the meaningfulness and quality of this indicator as a measurement of the changes in the Venezuelan economy.

The most representative indexes published by the BCV used in the preparation of the inflation adjusted financial statements are as follows (1997 base):


                             September 30,    December 31,    September 30,
                                 2000             1999            1999
                             -------------    ------------    -------------

End of period                   200.878010      181.588660       173.255250
Average for period              191.920564      167.785966       164.136766

Each caption in the accompanying consolidated financial statements has been presented on the basis of the CPI at September 30, 2000, as follows:

i. Monetary assets and liabilities (cash and temporary investments, receivables, other assets and most liabilities) as of September 30, 2000, have not been adjusted for the effect of inflation since they already represent their inflation adjusted value at that date. The balances as of December 31, 1999, have been adjusted based upon the relative change in the CPI between that date and the CPI at September 30, 2000.

ii. Non-monetary assets (principally inventories and supplies, property, plant and equipment, the cellular concession and certain other assets) and stockholders' equity have been updated based upon the relative change in the CPI between the time the assets and equity were acquired or contributed and the CPI at September 30, 2000.

iii. The non-monetary liability, pension and other postretirement benefit obligations and its related expense, are recorded based on actuarial calculations.

iv. Monetary revenues and expenses have been updated based upon the change in the CPI from the month in which the transaction was recorded and the CPI at September 30, 2000.

v. Non-monetary expenses (primarily depreciation and amortization) are based upon the values of the corresponding assets (primarily property, plant and equipment) in the accompanying consolidated balance sheets (See (ii) above).

vi. The inflation (loss) gain attributable to the Company's net monetary asset or liability position has been set forth as (loss) gain from net monetary position as part of the Financing cost, net caption in the accompanying consolidated statements of operations (See Note 17 - Financing cost, net).

c.   Consolidation principles
     ------------------------

The consolidated financial statements include CANTV and all of its majority-owned subsidiaries. All significant intercompany balances and transactions among the companies have been eliminated.

d.   Cash and temporary investments
     ------------------------------

Cash and temporary investments include short-term, highly liquid investments, which have original maturities of three months or less. The loss in the purchasing power of cash and temporary investments due to inflation is reflected as a separate caption in the statements of cash flows.

e.  Inventories and supplies, net
    -----------------------------

Inventories and supplies are presented at cost, net of reserves. Certain inventories and supplies whose original cost per unit does not exceed the equivalent in bolivars of US $500 are expensed when purchased.

f.  Depreciation and amortization
    -----------------------------

Depreciation and amortization are calculated using the straight-line method based on the estimated useful lives of the fixed assets and based on the amortization period assigned to the intangible assets. The costs of other intangible assets (See Note 10 - Other assets) and the cost of the cellular concession (See Note 5 - Cellular Concession) are amortized over the expected periods benefited, not to exceed 20 and 40 years, respectively. Amortization expense was Bs. 33,347 and Bs. 28,974 for the nine month periods ended September 30, 2000 and 1999, respectively. Accumulated amortization was Bs. 244,670 and Bs. 211,323 at September 30, 2000 and December 31, 1999, respectively.

g.  Computer software
    -----------------

The costs of certain purchased computer software and systems for internal use are capitalized and classified as intangible assets. In 1999, the Company reviewed and updated its policy to amortize certain computer software and set useful lives from 3 to 5 years. Internal-use software is defined as software which is acquired, internally developed, or modified solely to meet the internal needs of the Company; and for which, during the software's development or modification, no substantive plan exists or is being developed by the Company to market the software externally. Regular maintenance and modifications to existing software are expensed when incurred.

h.  Revenue recognition
    -------------------

Revenues for wireline and wireless services are recognized in the period in which the services are provided. Unbilled revenues of Bs. 78,352 and Bs. 95,714 are included in accounts receivable as of September 30, 2000 and 1999, respectively. Revenues from settlement of traffic with international telecommunications carriers are recognized on a net basis and are based on estimates of traffic volume and rates. Advertising revenues and related telephone directory printing costs are recognized upon publication of the directories.

The Securities Exchange Commission (SEC) issued "Staff Accounting Bulletin (SAB) 101, Revenue Recognition in Financial Statements", in December 1999. The SAB summarizes the SEC staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. In June 2000, the SEC issued SAB 101B, which delays the implementation date of SAB 101 until no later than the fourth fiscal quarter of the fiscal year beginning after December 15, 1999. The Company is evaluating the impact that SAB 101 will have on its financial statements.

i.  Income tax
    ----------

The income tax is calculated based upon taxable income which is different from the income before tax. Venezuelan tax legislation does not permit consolidation of results of subsidiaries for tax purposes. Investment tax credits for plant and equipment reduce the income tax during the year in which such assets are placed in service. Investment tax credits as well as fiscal losses except those from the fiscal adjustment for inflation, are permitted to be carried forward for 3 years.

j.  Employee severance benefits and other benefits
    ----------------------------------------------

Employee severance benefits are calculated and recorded in accordance with the Venezuelan labor law and the Company's current collective bargaining agreement.

Under the current labor law, employees earn a severance indemnity equal to 5 days' salary per month, up to a total of 60 days' per year of service. Labor indemnities are earned once an employee has completed 3 months of continuous service. Beginning with the second year of service, the employees earn an additional 2 days' salary for each year of service (or fraction of a year greater than six months), cumulative up to a maximum of 30 days' salary. Severance benefits must be funded and deposited monthly in either an individual trust or a severance fund, or accrued in an employer's accounting records, as specified in writing by each employee.

In the case of unjustified or involuntary termination, employees have the right to an additional indemnification payment of one month salary per year of service up to a maximum of 150 days' current salary. Furthermore, in the case of involuntary termination the law established the payment of an additional severance benefit of up to a maximum of 90 days' current salary based on length of employment.

k.  Pension plan and other postretirement benefits
    ----------------------------------------------

The noncontributory pension plan benefits are accrued based on actuarial estimates. The real discount rate and real rate of compensation increase used to develop the projected benefit obligation were 7% and 2%, respectively (See Note 15 - Retirement benefits).

In 1999, the Company recorded postretirement health care costs based on actuarial estimates as required by International Accounting Standard 19 (IAS
19). The accumulated postretirement benefit obligation, as of December 31, 1998, was recognized on an immediate basis affecting retained earnings. This adoption did not have a material impact on 1999 results.

l.  Foreign currency denominated transactions
    -----------------------------------------

Foreign currency denominated transactions are recorded at the bolivar exchange rate as of the transaction date. The outstanding balances of foreign currency denominated assets and liabilities are translated into bolivars using the exchange rate at the balance sheet date, which was Bs. 689.75 and Bs. 649.25 per US dollar as of September 30, 2000 and December 31, 1999, respectively (See Note 6 - Balances in foreign currency). Any exchange gain or loss from the translation of these balances and transactions is reflected as exchange loss, net in the Financing cost, net caption in the accompanying consolidated statements of operations (See Note 17 - Financing cost, net).

m.  Legal reserve
    -------------

The Company and each of its subsidiaries are required under the Venezuelan Commercial Code and their Corporate By-laws to transfer at least 5% of each year's net income to a legal reserve until such reserve equals at least 10% of capital stock.

n.  Earnings per share
    -------------------

Earnings per share are based on 960,602,246 average common shares outstanding and 1,000,000,000 common shares outstanding at September 30, 2000 and 1999, respectively.

4.  REGULATION:
    -----------

The Organic Telecommunications Law, recently revised and updated (June12, 2000) along with the accompanying Telecommunications Regulations, provide the general legal framework for the regulation of telecommunications services in Venezuela. Under the Organic Telecommunications Law, suppliers of public telecommunications services, such as the Company, must operate under concessions granted by the Government, which acts through the Ministry.
CANTV's tariffs and services are regulated by the Concession agreement, the Concession agreement amendment from February, 2000, and the Organic Telecommunications Law of 2000.

CONATEL is a regulatory body under the direction of the Ministry, created by presidential decree in September 1991 (The "CONATEL Decree"). This decree provides that the entity has the authority to supervise telecommunications services in Venezuela and recommend the granting of concessions, licenses and administrative authorizations. Also, it shall promote investments in telecommunications and technological innovation in Venezuela and free competition.

Prior to February 21, 2000, when CANTV entered into the agreement with CONATEL, CANTV's rates were regulated under the Concession, through a "price-cap" and a "rate rebalancing" mechanism that promoted operating efficiency and allowed for progressive tariff adjustments. The price-cap varied directly with the Wholesale Price Index (WPI) published by the Central Bank of Venezuela, which permitted the Company, with the approval of the Ministry, to raise tariffs on a quarterly basis to keep pace with wholesale price index. Generally a three to six month delay existed between the date the WPI was published for a particular quarter and its actual effect on new tariffs.

CANTV's third and fourth quarter 1999 tariff increases were not approved by CONATEL. According to statements given to the press by CONATEL, the Company was noncompliant with the Concession with regards to service quality targets. These statements did not have legal bases.

On July 12, 1999, CANTV filed a legal document with the Ministry to initiate a preliminary administrative proceeding, a step prior to filing a lawsuit, in order to solve the tariff increase issue. This procedure allowed the Government to resolve the situation before formal judicial proceedings took place.

CANTV decided not to introduce the case to the courts because on October 27, 1999 CANTV and CONATEL signed a preliminary letter of understanding that sought a global agreement to review the eighth year as established in the Concession. The review began with the designation of two independent international telecommunications experts whose objective was to evaluate and recommend appropriate tariff and quality standards and methodologies for Venezuela after comparison with similar information in ten other countries. On November 15, 1999, the experts presented their recommendations in a sole report to CANTV and CONATEL.

On February 21, 2000, CANTV and CONATEL signed an agreement to review the eighth year of the Concession. This agreement will be in place until December 31, 2000, to deal with tariff-related matters, and new services. From December 31, 2000 forward tariffs will be regulated through the standard set by the Government as a result of the opening in competition in fixed switch telecommunication services. (See Note 22 - Organic Telecommunications Law).

The tariff regime established in the agreement of the eighth year review, called for two tariff adjustments, which went into effect on March 23, 2000 and June 6, 2000.

The tariff framework to be applied after December 31, 2000 is currently being defined, some details have been disclosed in the sector's opening rules recently sent to public consultation.


5. CELLULAR CONCESSION:
   --------------------

On May 19, 1992, the Company purchased one of two cellular concessions from the Government for Bs. 120,198 (Bs. 5,388 on an historical cost basis) and established Telecomunicaciones Movilnet, C.A. (Movilnet). The amount paid for the cellular concession is being amortized over 40 years.

The cellular concession has an initial term of 20 years and may be extended under certain circumstances for an additional 20 years. The cellular concession requires the payment of an annual concession fee of 10% of services billed. For the nine month period ended September 30, 2000 and 1999, the expense relative to this concept were Bs. 85,813 and Bs. 86,769, respectively. The cellular concession requires that Movilnet expand the cellular network, improve the quality of cellular services when technically feasible, and provide certain rural, public and emergency services. Management believes Movilnet is in compliance with these requirements as of September 30, 2000.

6. BALANCES IN FOREIGN CURRENCY:
   -----------------------------

The Company has assets and liabilities denominated in US dollars and Japanese yen as follows (in millions of US dollars):

                                                   September 30,   December 31,
                                                       2000            1999
                                                   -------------   ------------
Cash and temporary investments                               628            509
Accounts receivable, net                                      29             26
Other assets and advances to suppliers                        35             35
Accounts payable                                            (117)          (128)
Short and long-term debt                                    (522)          (578)
                                                   -------------   ------------
Net asset (liability) position in foreign currency            53           (136)
                                                   =============   ============

7. ACCOUNTS RECEIVABLE:
   --------------------

                                                   September 30,   December 31,
                                                       2000            1999
                                                   -------------   ------------

Subscribers                                              412,869        494,763
Net settlements                                           15,374         13,956
Other                                                     28,058         26,789
                                                   -------------   ------------
                                                         456,301        535,508
Less-Allowance for doubtful accounts                     (68,306)       (86,084)
                                                   -------------   ------------
                                                         387,995        449,424
                                                   =============   ============

8. ACCOUNTS RECEIVABLE FROM VENEZUELAN GOVERNMENT ENTITIES:
   --------------------------------------------------------

The Company's largest customer is the Venezuelan public sector, including the Government, its agencies and enterprises, and the Venezuelan states and municipalities (collectively, Government entities). Government entities generated approximately 9% and 8% of the Company's revenues during the six months ended September 30, 2000, and 1999, respectively.

The following table sets forth the aging of the accounts receivable from Government entities:

                                            September 30,       December 31,
                                                2000                1999
                                            -------------       ------------
Year of Service
---------------

2000                                               54,564                  -
1999                                               31,976             67,265
1998 and prior                                     54,809             66,814
                                            -------------       ------------
                                                  141,349            134,079
                                            =============       ============

The changes in accounts receivable from Government entities are as follows:

                                            September 30,       December 31,
                                                2000               1999
                                            -------------       ------------

Balance at beginning of year                      134,079            111,288
Billings                                          127,002            162,302
Collections                                      (105,917)          (117,538)
Loss from exposure to inflation                   (13,815)           (21,973)
                                            -------------       ------------
Balance at end of period                          141,349            134,079
                                            =============      =============

The amounts that Government entities can pay for telecommunications services are established in annual budgets, which are not based upon actual usage during such year. As a result of these budgeting processes and for other macroeconomic reasons, a number of Government entities have not paid the Company in full for telecommunications services received. In addition, as a result of inflation and devaluation, the value of these balances has decreased.

Although the Company has, in the case of certain Government entities, reduced the number of lines available, there can be no assurance that Government entities will not continue to use telecommunications services in excess of the amounts that can be paid, that the Company will not continue to experience significant delays in collecting receivables from Government entities or that inflation and devaluation will not continue to decrease the value of these receivables to the Company. Failure by Government entities to pay the amounts owed to the Company or the amounts to be billed in the future, has had, and will continue to have, an adverse effect on the profitability of the Company.

Management is making its best efforts to collect a significant amount from Government entities either in cash and/or through Government bonds. CANTV management currently believes it is inappropriate to record a provision for these amounts.

On November 3, 1999 Congress passed a law authorizing the issuance of bonds to refinance external and internal debts, as well as other past - due obligations. The amount of bonds set aside for payment of debts owed CANTV under such legislation totaled Bs. 63,218.

9.  PROPERTY, PLANT AND EQUIPMENT, NET:
    ----------------------------------

Property, plant and equipment, net is as follows:

                                          September 30,    December 31,
                                              2000             1999
                                          -------------    ------------

Plant                                         8,156,215       8,194,379
Buildings and facilities                        999,806         963,963
Furniture and equipment                         701,517         661,146
Vehicles                                         70,298          77,029
Land                                             38,002          37,514
                                          -------------    ------------
                                              9,965,838       9,934,031
Less- Accumulated depreciation               (6,925,275)     (6,584,257)
                                          -------------    ------------
                                              3,040,563       3,349,774
Construction work in progress                   141,588          97,968
                                          -------------    ------------
                                              3,182,151       3,447,742
                                          =============    ============

The average useful lives for the different classes of property, plant and equipment are as follows:

                                                              Average
                                                           useful lives
                                                            (in years)
                                                           ------------

Plant                                                         3 to 33
Buildings and facilities                                      5 to 25
Furniture and equipment                                       3 to 7
Vehicles                                                         3

Property, plant and equipment includes capitalized direct labor and allocated overhead costs, as well as materials used in connection with construction work in progress. Capitalized direct labor and allocated overhead costs totaled Bs. 51,187 and Bs. 61,780 for the six months ended September 30, 2000 and 1999, respectively. Maintenance and repair costs are expensed when incurred while major improvements and renovations are capitalized.

10. OTHER ASSETS:
    -------------

Other assets are as follows:

                                        September 30,     December 31,
                                            2000              1999
                                        -------------     -----------

Software and other intangible assets          132,680          167,722
Prepaid taxes                                  14,831           17,377
Investment in INTELSAT                         24,123           24,901
Class C stock and other                        37,933           38,804
                                        -------------     ------------
                                              209,567          248,804
                                        =============     ============

Software and other intangible assets include the cost of computer software and systems for internal use (See Note 3 (g) - Summary of significant accounting principles and policies - Computer software) and the cost of usage rights of satellites and submarine cables which are amortized over periods ranging from 7 to 16 years based upon the terms of contracts granting usage rights.

Prepaid taxes include taxes assessed on the inflation adjusted value of fixed assets. In 1991, the Venezuelan Income Tax Law was revised to incorporate new provisions. Under this new law, companies were required to pay an initial tax equal to 3% of the inflation adjusted value of fixed assets. This initial tax was paid prior to 1996 and has been deferred and is being amortized over the estimated useful lives of the related assets.

The investment in INTELSAT represents the Company's participation in the International Satellite Telecommunications Organization. The Company accounts for this investment using the equity method. The functional currency of INTELSAT is the US dollar.

In 1993, the Company purchased 1% of its capital stock, for Bs. 48,474. The stock is being distributed to employees as part of an incentive plan. All the employees of the Company are eligible. The Company charges the related cost to expense in the year employees earn the award and the stock is issued to employees the following year.

At September 30, 2000, 9,178,091 shares and 8,723,339 shares at December 31, 1999 were available for distribution to employees under this plan.

11. LONG-TERM DEBT:
    ---------------

Long-term debt is comprised of the following:


                                                                       September              December
                                                                           30,                   31,
                                                                          2000                  1999
                                                                     -------------          ------------

Notes in US dollars at interest rates of  8.88% and
  9.25% at September 30, 2000 and December 31, 1999,
  maturing in 2002 and 2004, respectively                             137,832                 143,481

Notes in US dollars at interest rates of six-month
 LIBOR plus a margin between 1.35% and 1.75%,
 (averaging 8.19% and 7.50% at September 30, 2000 and
 December 31, 1999 respectively), maturing through 2003                  74,148                  98,755

Bank loans in Japanese yen at fixed interest rates
 (averaging 5.92% at September 30, 2000 and 5.88% at
 December 31, 1999), and in US dollars at interest
 rates of six-month LIBOR plus a margin between 0.25%
 and 2.00%, maturing through 2009                                        65,964                  81,225

IFC loans in US dollars at variable interest rates:
 a.  At six-month LIBOR plus a margin of 1.75%,
     (averaging 7.97% and 6.79% at September 30, 2000 and
     December 31, 1999 respectively), maturing through 2005              34,488                  43,093

 b.  At six-month LIBOR plus a margin of 2.00%,
     (averaging 8.22% and 7.04% at September 30, 2000 and
     December 31, 1999 respectively), maturing through 2007              21,124                  25,138

 c.  At six-month LIBOR plus a margin between 3.00% and
     6.00% (averaging 12.36% at September 30, 2000 and
     11.06% at December 31, 1999), maturing through 2005                 17,244                  17,955

Bank loans in bolivars at various interest rates
 (averaging 23.21% at September 30, 2000 and 10.47% at
 December 31, 1999), maturing through 2005                               29,709                     231

Supplier loans in US dollars at interest rates of
 six-month LIBOR plus a margin of  0.25% to 0.50%
 (averaging 7.07% at September 30, 2000 and 6.35% at
 December 31, 1999), maturing through 2002                                6,327                   9,352

Notes payable to suppliers in US dollars at variable
 interest rates (averaging 7.31% at September 30, 2000
 and 7.45% at December 31, 1999), maturing through 2002                   2,747                   5,631

Bank loan in bolivars bearing interest at the average
 lending rate of the six major banks in Venezuela
 (28.64% at September 30, 2000 and 30.95% at December
 31, 1999), maturing through 2003                                         4,562                   6,973
                                                             ------------------      ------------------
                                                                        394,145                 431,834

Less: Current maturities (See Note 12 - Short term debt)                (59,550)                (53,952)
                                                             ------------------      ------------------
                                                                        334,595                 377,882
                                                             ==================      ==================

On June 7, 1996, the Company entered into an agreement with the International Finance Corporation (IFC Facility). Pursuant to the IFC Facility, the Company obtained loan commitments aggregating up to US$ 261 million, of which US$ 175 million was disbursed. Of the amount disbursed, US$ 75 million was used in the Company's modernization and expansion program as mandated by the Concession and for certain other capital expenditures. The remaining US$ 100 million represents the conversion of certain debt outstanding under a Bank Refinancing Agreement into longer term debt. In March 1998, the Company paid US$ 150 million of the debt outstanding under the IFC Facility with the proceeds from the sale of variable interest rate notes issued by CANTV Finance Ltd., a wholly-owned subsidiary of the Company, which are unconditionally and irrevocably guaranteed as to payment of principal and interest by CANTV. The principal on the remaining loan is payable as a single payment of US$ 25 million in 2005. The interest rate on this loan is based on LIBOR plus a margin and an additional amount of up to 3% based on the Company's annual net income equivalent in US dollars.

Pursuant to the IFC Facility, the Company may pay dividends only if it is current with respect to its semi-annual payments. In addition, the Company is required to meet certain financial ratios, including a long-term debt-to-equity ratio, a current ratio and a fixed charge coverage ratio, each as defined by the agreement. The Company has complied with these covenants as of September 30, 2000.

In 1997, Movilnet signed an agreement with the IFC for two loans totaling US$ 95 million, which were disbursed during 1998. The proceeds of these loans were used for expansion and modernization of the cellular network.

In September 2000, the Company issued discount promissory notes denominated in bolivars with a maturity of 5 years. Those promissory notes for Bs. 28,000 were placed at 44% discount and with annual interest rate of 24,50%. The discount is amortized using the effective rate method. At September 30, 2000 the balance of this notes, presented net of the unamortized discount, is of Bs. 15.680.

At the same date, 2 loans agreements were signed with local banks for Bs. 7,000 each one, with maturities between 1 and 5 years.

Estimated payments of long-term debt are: Bs. 12,333 in 2000, Bs. 48,713 in
2001, Bs. 122,326       in 2002, Bs. 37,097 in 2003, and Bs. 173,676 thereafter,
translated into bolivars at the exchange rate at September 30, 2000.

12.    SHORT-TERM DEBT:
       ----------------

Short-term debt is as follows:

                                                                   September 30,             December 31,
                                                                        2000                     1999
                                                               --------------------     --------------------
Bank loans in bolivars at various interest rates
(averaging 14.98% at  September 30, 2000 and 20.22% at
December 31, 1999)                                                            4,750                    5,254
Current maturities of long-term debt                                         59,550                   53,952
                                                               --------------------     --------------------
                                                                             64,300                   59,206
                                                               ====================     ====================

13.    ACCOUNTS PAYABLE:
       -----------------

                                                                 September 30,             December 31,
                                                                      2000                     1999
                                                             --------------------     --------------------
Interconnection                                                            68,992                   69,490
Commercial                                                                217,143                  219,473
Other                                                                         722                      122
                                                             --------------------     --------------------
                                                                          286,857                  289,085
                                                             ====================     ====================


14.  OTHER CURRENT LIABILITIES:
     --------------------------

Other current liabilities are comprised of the following:

                                                                 September 30,             December 31,
                                                                     2000                     1999
                                                             --------------------     --------------------
Income value added and other taxes                                         27,901                   12,661
Accrued liabilities                                                        24,284                   17,696
Legal claims                                                                9,046                   10,058
Concession tax                                                             77,035                   96,131
Deferred income                                                            32,725                   39,191
Technical and administrative services due to affiliates of                  6,133                    7,531
 VenWorld stockholders
Interest payable                                                            7,248                   11,129
Other                                                                      19,350                   11,901
                                                             --------------------     --------------------
                                                                          203,722                  206,298
                                                             ====================     ====================

15.  RETIREMENT BENEFITS:
     --------------------

Pension Plan
------------

The Company sponsors a noncontributory pension plan for its employees. The benefits to be paid under the plan are based on years of service rendered and the employee's final salary. At September 30, 2000 and December 31, 1999 the Company has funded Bs. 64,588 and Bs. 70,309, respectively, in a trust for this purpose.

Assumptions used to develop the projected benefit obligation are as follows:

     Discount rate                                                    7%
     Expected return on assets                                        5%
     Rate of compensation increase                                    2%

These assumptions represent estimates of real interest rates and compensation increases rather than nominal rates. The unrecognized transition obligation is being amortized over 20 years.

The amount of pension expense was Bs. 20,322 and Bs. 35,969 at September 30, 2000 and 1999, respectively.

Postretirement Benefits Other than Pensions
-------------------------------------------

In 1999, the Company recorded postretirement benefit obligations based on actuarial estimates. Benefit payments are based on the average medical claims per retiree for 1998.



Assumptions used to develop the accumulated postretirement benefit obligation are as follows:

     Discount rate                                                7%
     Medical cost trend rate                                      2%

These assumptions represent estimates of real interest rates and medical cost trend rate increases rather than nominal rates. The unrecognized transition obligation is being amortized over 11 years.

The amount of postretirement benefits expense was Bs. 13,366 and Bs. 10,568 at September 30, 2000 and 1999, respectively.

Defined Contribution Plan
-------------------------

The Company has a defined contribution plan (Special Economic Protection Plan for Eligible Retirees) to supplement the current pension benefits of retirees as of August 15, 1995. Contributions are allocated to retirees based upon their age, pension income and other existing benefits. At September 30, 2000, the Company has funded Bs. 9,017 for this Plan. The Company is not required to increase the funding of this Plan.


16.  STOCKHOLDERS' EQUITY:
     ---------------------

Dividends
---------

The Venezuelan Commercial Code, Capital Markets Law and some regulations issued by the Comision Nacional de Valores (CNV), regulate the ability of the Company to pay dividends. In addition, some of the Company's debt agreements provide for certain restrictions which limit the ability of the Company to pay cash dividends (See Note 11 - Long-term debt). The Commercial Code establishes that dividends shall be paid solely out of "liquid and collected earnings," and the Capital Markets Law mandates that the Company distribute every year among its shareholders not less than 50% of its net annual income, assessed on a non-consolidated basis and without reflecting its share in the net income of its subsidiaries. Likewise, the Capital Markets Law provides that at least 25% of such 50% shall be paid to the shareholders in cash dividends. However, should the Company have accumulated losses, any net income shall initially be applied to offset such deficit. Until 1996, net income for this purpose was computed as the lesser of (i) net income according to historical figures or (ii) net income according to inflation adjusted figures. However, in May 1997, the CNV modified its regulations and provided that inflation adjusted net income would be the sole basis for the calculation of dividend payments. The requirements of the Capital Markets Law are subject to the provisions of the Commercial Code, that is, dividends shall always be paid out of "liquid and collected earnings."

In October 1998, a new Capital Markets Law was passed. One of the principal changes is that dividends must be declared in a shareholders' assembly during which the shareholders determine the amount, form and frequency of the dividend payment and that dividend policies must be stated in the company's By-laws. The CNV cannot exempt a company with publicly traded securities from paying the minimum dividends required by the Capital Markets Law.

On March 30, 1999, the Company's shareholders approved the incorporation of the Capital Markets Law into the Company's By-laws.

On March 31, 2000, an ordinary shareholders' assembly declared a cash dividend of Bs. 60.00 per share and Bs. 420.00 per ADS, to stockholders of record as of April 11, 2000. This dividend was paid on April 28, 2000.

Capital Stock
-------------

At December 31, 1999, the capital stock of the Company was represented by 1,000,000,000 shares. On June 12, 2000, proceeds to cancel 35,775,957 shares acquired in the first repurchased program (1999-2000 Program). In consequence, at September 30, 2000 the capital stock outstanding is represented by 964,224,043 shares with a par value of Bs. 36.9018 per share, of which 38,186,658 shares are in treasury as result of the second repurchase program (2000 Program). The shares are separated into four categories, as follows:

                                                                 Participation              Number of
               Stockholder                      Class                  %                    shares (in
                                                                                            thousands)
-----------------------------------------   -----------        ---------------         ------------------
VenWorld Telecom C.A.  (VenWorld)                 A                      41.48                    400,000
Fondo de Inversiones de Venezuela (FIV)           B                       5.38                     51,900
Employee Trusts and Employees                     C                      10.73                    103,391
Public Shareholders                               D                      38.45                    370,746
Treasury Capital stock                          C y D                     3.96                     38,187
                                                               ---------------         ------------------
                                                                        100.00                    964,224
                                                               ===============         ==================

VenWorld is a private consortium of companies led by Verizon (formerly GTE Corporation), and originally included T.I. Telefonica Internacional de Espana, S.A.; C.A. La Electricidad de Caracas, S.A.C.A.; Consorcio Inversionista Mercantil (CIMA), C.A. S.A.C.A. and AT&T International, Inc. (AT&T) (Participants in the Consortium).

At September 30, 2000 GTE Corporation and Bell Atlantic Corporation completed their merger, and incorporated Verizon Communications (Verizon).

During 2000, VenWorld may transfer or encumber the Class A shares if it continues to own directly, and free from all encumbrances, at least 20% of the capital stock of the Company. After January 1, 2001 any Class A shares transferred to any person other than VenWorld or its wholly-owned subsidiaries and affiliates controlled by any of the partners of the Participants in the Consortium, will be automatically converted into an equal number of Class D shares. VenWorld has the right to elect the CANTV President and four members of the Board of Directors of the Company until January 1, 2001.

Class B shares may only be owned by Venezuelan Government entities. The transfer of Class B shares to any non-public sector individual or entity will cause the shares to be automatically converted to Class D shares, except if the shares are transferred to a CANTV employee or retiree, in which case the shares will be converted to Class C shares. Class B stockholders have the right to elect two members of the Board of Directors of the Company until January 1, 2001. Thereafter, they may elect only one member. A majority of holders of Class A and B shares is required to approve a number of corporate actions, including certain amendments to the By-laws.

Class C shares may be owned only by employees, retirees, former employees and heirs and spouses of employees or retirees of CANTV and its subsidiaries. Any Class C shares transferred to any other individual or entity will be automatically converted to Class D shares. Holders of Class C shares have the right, voting as a separate class, to elect two members of the Board of Directors provided such Class C shares represent at least 8% of the capital stock of CANTV and the right to elect one member provided that such shares represent at least 3% of the capital stock of CANTV.
Class D shares are comprised of the conversion of Class A, B and C shares as described above or capital increases. There are no restrictions on the ownership or transfer of Class D shares. Holders of Class D shares will have the right to elect, in conjunction with the other stockholders, any members of the Board of Directors, at the time the Class A, B and C stockholders lose the right to designate them according to CANTV's By-laws.

In November 1996, the Government sold 348.1 million shares representing 34.8% of CANTV's capital stock in a global public offering. The Company's Class D shares are traded on the Caracas Stock Exchange. They are also traded on the New York Stock Exchange in the form of American Depository Shares (ADS), each representing 7 Class D shares.

Repurchase program
------------------

On March 31, 2000, the shareholders' assembly approved a new share repurchase program (2000 program) that authorized the Company to repurchase up to 50,000,000 CANTV's outstanding class C share and class D share during the period of April 1, 2000 to September 18, 2000. As required under Venezuelan Law, the 2000 program specifies a maximum repurchase price of Bs. 4,871 per share or up to US$ 50 per ADS.

As of September 30, 2000, CANTV has registered the acquisition of 38,186,658 outstanding shares (5,455,237 ADS) relative to program 2000 at a weighted average price of Bs. 2,709.38 per share, equivalent to US$ 27.50 per ADS.


17.  FINANCING COST, NET:
     -------------------

Financing cost, net for the six months ended September 30 is as follows:

                                                                2000                       1999
                                                        -------------------         ------------------
Interest income                                                      19,107                     17,580
Interest expense                                                    (30,520)                   (32,265)
Exchange loss, net                                                   (6,492)                   (26,961)
(Loss) gain from net monetary position                              (11,146)                       872
Gain from indexation of tax units                                         -                     12,267
                                                        -------------------         ------------------
                                                                    (29,051)                   (28,507)
                                                        ===================         ==================

The net exchange loss reflects the loss resulting from adjusting the Company's net liabilities denominated in foreign currencies (principally US dollars and Japanese yen) into bolivars at the exchange rates as of September 30, 2000 and December 31, 1999 (See Note 6 - Balances in foreign currency). The Central Bank of Venezuela has the explicit policy to intervene to maintain the exchange rate within 7.5% (above or below) of the reference rate, which has been set by the Central Bank of Venezuela and is adjusted to account for projected inflation on a monthly basis. The devaluation of the bolivar against the U.S. dollar was 6.24% and 11.06% for the nine months ended September 30, 2000 and 1999, respectively.

The (loss) gain from net monetary position reflects the gain or loss from holding net monetary assets or liabilities in a period of inflation, which was 10.62% and 14.52% for the six months ended September 30, 2000 and 1999, respectively.


18.  TRANSACTIONS WITH RELATED PARTIES:
     ----------------------------------

Transactions with related parties are subject to conditions similar to transactions with independent third parties. In the normal course of business and as limited by applicable debt agreements, the Company enters into transactions with certain of its stockholders and their respective affiliates. In addition, the Government has significant influence over the Company's tariffs, regulation, labor contracts and other matters. The Government is also a major customer of the Company (See Note 8 - Accounts receivable from Venezuelan Government entities).

Inventories, supplies and plant and equipment of Bs. 17,399 and Bs. 17,155 for the six months ended September 30, 2000 and 1999, respectively, were purchased from affiliates of VenWorld's stockholders. These same affiliates provided technical and administrative services to the Company at a total cost of Bs. 18,268 and Bs. 7,637 for the six months ended September 30, 2000 and 1999, respectively. Net operating revenues of Bs. 9,049 and Bs. 13,039 were recognized for the nine months ended September 30, 2000, and 1999, respectively, with respect to the settlement of international telephone traffic with affiliates. At September 30, 2000, the Company has recorded payables to VERIZON and AT&T affiliates for all such transactions of Bs. 20,928 and Bs. 4,015, respectively, and at December 31, 1999, Bs. 17,279 and Bs. 1,842, respectively.


19.  COMMITMENTS AND CONTINGENCIES:
     ------------------------------

The Company has the following commitments and contingencies:

a. Capital expenditures
   --------------------

CANTV's capital expenditures for 2000 are currently estimated at Bs. 325,562 (US$ 472 million). The funding for these capital expenditures is expected to be generated by internal cash flows.

b.  Operating leases
    ----------------

The Company leases buildings under operating leases for periods of one year or less. Lease agreements generally include automatic extension clauses for equal terms, unless written termination notification is provided.

c.  Litigation
    ----------

The Company is involved in numerous administrative and judicial proceedings. Based on the opinion of its external legal counsel handling these proceedings, management considers that the majority of these actions will be resolved in the Company's favor. Nevertheless, management believes that the Company has recorded adequate reserves as of September 30, 2000 for all such matters.

However, in May, 2000 the Supreme Court of Justice issued a sentence against CANTV charging that the Company had changed the criteria on the rescission term and the option for special retirement. The Company is presently exercising the pertinent legal actions, and evaluating the impact of this sentence on the financial statements of the Company if such sentence prevails.

On July 7, 2000, CANTV was notified of a Bs. 1.8 billion (US$ 2.7 million) fine imposed by the Superintendence of Promotion and Protection of Free Competition (Pro-Competencia). Pro-Competencia claims that CANTV has abused its dominant position in the market to favor CANTV.Servicios. In August 2000, CANTV interposed action of nullity on the First Court of Appeals in Administrative Matters.

d.  Concession mandates
    -------------------

The Concession requires the Company to carry out a plan of network expansion and modernization based on the construction of a specified minimum number of new digital lines, the modernization of analog lines and the installation of public telephones for each year until the year 2000. In addition, the Company is required to meet certain quality and service targets.

In September 1996, the Ministry reduced the Company's expansion mandates for 1996 through 2000, and entered into an agreement with the Company which provided for review of the mandates in the first quarter of 1998. Depending on Company's compliance, the mandates were to be increased or decreased in order to reflect economic conditions. The mandates were reviewed based on economic estimates available in the first quarter of 1998. Access demand was slightly lower than 1996 estimate. Therefore, it was not necessary to modify the mandates and the Company will review them in case of macroeconomic changes which affect in major proportions the access demand. On December 16, 1998, the Company presented to CONATEL a proposal to reduce the projected access demand due to changes in the macroeconomic conditions.

Clause 22, of the Concession, calls for the review and possible update of the concession mandates during the eighth year of the Concession. During the second half of 1999, CANTV and CONATEL held several meetings to address issues such as the regulatory climate and the existing mandates in order to ready the telecommunications market for open competition in Venezuela. On October 27, 1999, CANTV and CONATEL signed a preliminary letter of understanding to initiate this review.

Based on the recommendations presented by the international experts on November 15, 1999, on February 21, 2000 CANTV and CONATEL signed an agreement to review the eight year of the Concession which includes the update of the concession mandates (See Note 4 - Regulation). This agreement includes the reduction in the expansion targets and considers an accelerated modernization program to meet an annual target of eighty percent digitalization by the end of year 2000. No target has been set related to the expansion of new digital lines. The expansion goals and digitalization mandates will be effective until December 2000.

e.  Competition
    -----------

Pursuant to the Concession, until November 27, 2000, the Company is currently the sole provider of switched, fixed local, domestic, and international long distance services throughout Venezuela, except in population centers with 5,000 or fewer habitants if CANTV is not providing basic telephone services in such areas and does not contemplate doing so within two years. In addition, the Ministry may grant concessions for basic telephone services to serve population centers with more than 5,000 habitants if CANTV has not installed an automatic center within a specified plan or the Ministry determines that CANTV has materially failed to meet for 2 consecutive years the terms of the Concession with respect to network expansion and modernization or service quality and the Ministry determines that such action would markedly improve the existing situation.

In December 1996, the Ministry exercised its authority under this provision to grant a rural concession to Infonet Redes de Informacion C.A. (Infonet) to provide multi-services, except national and international long distance services, on population centers with 5,000 or fewer inhabitants in eight western states of Venezuela. Additionally, multi-service concessions were granted in January 1998 to Corporacion Digitel, C.A. (Digitel) and Consorcio ELCA, C.A. for the central and eastern regions of Venezuela, respectively. Both Infonet and Digitel have started operations.

CONATEL has been very active defining the regulatory framework for which operators must abide once CANTV's exclusivity period for the basic telephony services ends. With the recently issued new Organic Telecommunications Law, CONATEL established the basic regulatory framework. The new regulations are expected to create an appropriate environment for new entrants and allow for effective competition. Currently, Government and existent operators are working on the legal instruments that will regulate the sector's opening rules, basic telephony and the interconnection.

CANTV is actively pursuing a regulatory framework that is totally open to competition. In addition CANTV is lobbying for equitable and fair regulation, in order to avoid the establishment of asymmetrical regulation, which might restrict the company's participation as provider of new telecommunications services. CANTV is committed to satisfying the communication needs of the Venezuelan market.

20.  MARKET RISK:
     ------------

The carrying amounts of cash and short-term investments, trade receivables and payables, and short-term and long-term debt approximate their fair values. The fair value was determined by quoted market prices.

The Company is exposed to market risk, including changes in interest rates and foreign currency exchange rates.

The Company does not use derivative financial instruments in its investment portfolio. The Company places its investments with the highest quality United States of America (US) issuers and, by policy, limits the amount of credit exposure to any one issuer. The Company is averse to principal loss and ensures the safety and preservation of its invested funds by limiting default risk, market risk, and reinvestment by investing with US issuers that are guaranteed by wholly-owned foreign companies with the safest and highest credit quality securities.

The Company mitigates default risk by investing in highly liquid US dollar short-term investments, primarily certificates of deposit and investment grade commercial paper, which have maturities of three months or less. The Company does not expect any material loss with respect to its investment portfolio.

The majority of the Company's indebtedness is denominated in foreign currencies, primarily in US dollars and Japanese yen, which exposes the Company to market risk associated with changes in exchange and interest rates. The Company's policy is to manage interest rate risk through the use of a combination of fixed and variable rate debt. Presently the Company does not hedge against foreign currency exposures, but keeps cash reserves in U.S. dollars and Japanese yens to meet financing obligations.


21.  WORK FORCE REDUCTION PROGRAM:
     -----------------------------

The Company has implemented a work force reduction program, granting employees an incentive to voluntarily retire prior to their anticipated retirement date, in order to improve the efficiency of the operation and administration of the Company. This expense amounted to Bs. 33,256 and Bs. 48,063 for the nine months ended September 30, 2000 and 1999, respectively, and is included in operating expenses in the accompanying consolidated statements of operations.


22.  ORGANIC TELECOMMUNICATIONS LAW:
     -------------------------------

On June 12, 2000, the Venezuelan Government issued the Organic Telecommunications Law, which provides the guidelines of the total opening of the telecommunications sector for existing and new operators after November 2000. This Law replaces the 1940 Organic Telecommunications Law and it's the result of several years of consultation between the private and public sector. Some of the most important aspects of the Telecommunications Law are as follows:

a. It establishes specific regulations related to interconnection, universal service, spectrum, administrative concessions, networks, taxes, penalties, consumer rights and operator's responsabilities.

b. It defines telecommunications as an activity of "general interest" rather than as a public service, as provided by the former law.

c. The operator's freedom to set rates is specified, establishing controls only in cases where dominant control is evidenced and in cases of insufficient competition. In this case is also anticipated the possibility of establishing isometrics regulations to guarantee competition.

CONATEL submitted the regulation to public consultation. The new guidelines and terms include the division of the country into five geographical areas, the obligation to fulfill minimum requirements of coverage and quality, and no limits as to the number of operators. The guidelines defines interconnection as a right and obligates the operators to "unbundled" network switching elements. The Cabinet must approve this regulation by the second semester of 2000.

CONATEL also subjected to consultation its regulation project on interconnection. It establishes the mechanisms to solve controversies, and obligates the operators to provide detailed billing by network elements. The regulator has made public that it will not make this mandatory.


23.  CONSOLIDATED FINANCIAL STATEMENT RECLASSIFICATIONS:
     ---------------------------------------------------

Certain amounts from the December 31, 1999 and September 30, 1999 consolidated financial statements have been reclassified for comparison purposes.